Correspondence

Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, CO 80290 T +1 303 861-8013 F +1 303 832-3804 www.duffordbrown.com

September 4, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PetroShare Corp.
Post-Effective Amendment No. 2 to Form S-1
Filed August 27, 2015
SEC File No. 333-198881

Dear Roger:

Our client, PetroShare Corp. (the "Company"), is filing today Post-Effective Amendment No. 3 to the registration statement on Form S-1, File No. 333-198881 ("Amendment No. 3"). The sole purpose of Amendment No. 3 is to file the form of Lock-Up Agreement as Exhibit 10.20 to the registration statement.  It is anticipated that the Company will file Post-Effective Amendment No. 4 to include the number of shares to be purchased by the underwriter when the marketing effort is complete.

As you will note from the filing, Amendment No. 3 includes only the facing page, an explanatory note, Item 16 of Part II, the signature page and the exhibit.

The Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

September 4, 2015
H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Please direct any questions regarding the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz

David J. Babiarz

cc:	Stephen J. Foley, PetroShare Corp.
W. Edward Schenkein, CPA, SingerLewak LLP
Bruce C. Rosetto, Esq., Greenberg Traurig, P.A.